Exhibit 99.1

Clearmind Medicine Announces Publication of U.S. Patent Application Targeting Binge Behavior Disorders

Vancouver, Canada, Oct. 20, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced the publication of a U.S. patent application by the United States Patent and Trademark Office (USPTO) for its innovative combination therapy of 5-methoxy-2-aminoindane (MEAI) and N-Acylethanolamines, such as Palmitoylethanolamide (PEA), addressing binge behavior disorders.

The patent application stems from Clearmind’s ongoing collaboration with SciSparc Ltd. (Nasdaq: SPRC). This therapy targets multiple binge behaviors, including excessive alcohol consumption binge eating, smoking, compulsive shopping, and problematic sexual conduct. The combination leverages MEAI’s neuroplastic properties to reduce impulsivity and reward-seeking behavior, which, together with PEA, has shown a synergistic pharmacological effect and therefore potentially offering a breakthrough in treating substance use disorders and addictions by presenting a more effective and safer treatment than those available today.

This publication builds on Clearmind’s intellectual property portfolio. The Company has filed 13 patents related to its collaboration with SciSparc, focusing on MEAI and N-Acylethanolamines combinations for conditions such as alcohol use disorder, cocaine addiction, obesity and weight loss, and depression. Preclinical data supports MEAI’s efficacy in mitigating addictive behaviors while preserving normal natural reward pathways.

“The publication of this U.S. patent application represents yet another advancement in our mission to pioneer safe and effective, next-generation treatments for binge behaviors,” said Dr. Adi Zuloff-Shani, CEO of Clearmind. “By combining MEAI’s unique neuroplastic profile with PEA’s synergistic benefits, we’re aiming to address a significant unmet needs in addiction medicine. We believe that this strengthens our position as a leader in psychedelic therapeutics and paves the way for additional clinical development.”

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses how the combination of MEAI and PEA potentially offers a breakthrough in treating substance use disorders and addictions by presenting a more effective and safer treatment than those available today, the Company’s mission to pioneer safe and effective, next-generation treatments for binge behaviors, its aim to address significant unmet needs in addiction medicine and additional clinical development.  The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.